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                                                              Exhibit 99(c)

                             Louisiana Power and Light Company
                  Computation of Ratios of Earnings to Fixed Charges and
          Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                              Twelve Months Ended
                                                                                  December 31,                      March 31,
                                                               1990       1991       1992       1993       1994       1995
Fixed charges, as defined:
  Interest on long-term debt                                  $154,357   $158,816   $128,672   $124,633   $124,820   $124,897
  Interest on notes payable                                         87         --        150        898      1,948      2,037
  Other interest charges                                         6,378      5,924      5,591      5,706      4,546      5,231
  Amortization of expense and premium on debt - net(cr)          3,397      3,282      7,100      5,720      5,130      5,153
  Interest applicable to rentals                                12,906     11,381      9,363      8,519      8,332     10,363
                                                              ---------------------------------------------------------------

Total fixed charges, as defined                                177,125    179,403    150,876    145,476    144,776    147,681

Preferred dividends, as defined (a)                             42,365     41,212     42,026     40,779     29,171     28,650
                                                              ---------------------------------------------------------------

Combined fixed charges and preferred dividends, as defined    $219,490   $220,615   $192,902   $186,255   $173,947   $176,331
                                                              ===============================================================

Earnings as defined:

  Net Income                                                  $155,049   $166,572   $182,989   $188,808   $213,839   $213,806
  Add:
    Provision for income taxes:
      Federal and State                                         62,236      8,684     36,465     70,552     79,260    101,351
    Deferred Federal and State - net                            (9,655)    67,792     51,889     43,017     21,580      1,708
    Investment tax credit adjustment - net                      26,646      8,244     (1,317)    (2,756)   (37,552)   (37,305)
    Fixed charges as above                                     177,125    179,403    150,876    145,476    144,776    147,681
                                                              ---------------------------------------------------------------

Total earnings, as defined                                    $411,401   $430,695   $420,902   $445,097   $421,903   $427,241
                                                              ===============================================================

Ratio of earnings to fixed charges, as defined                    2.32       2.40       2.79       3.06       2.91       2.89
                                                              ===============================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  1.87       1.95       2.18       2.39       2.43       2.42
                                                              ===============================================================


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 (a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.